Exhibit 99.1

JetPay® Corporation Announces CollectorSolutions Merger

Berwyn, PA – February 24, 2016 – JetPay® Corporation (“JetPay” or the “Company”) (NASDAQ: “JTPY”), a leading provider of ecommerce debit and credit card processing, payroll and human capital management, and prepaid card services, today announced the signing of a merger agreement with CollectorSolutions, Inc. (“CSI”), a Pensacola, Florida based debit and credit card processing company. CSI is expected to bring approximately $700 million of annual credit and debit card processing volume and approximately $4.50 billion of annual e-check processing volume to JetPay. On a combined basis, the Company will serve over 15,300 merchants throughout the United States.

CSI was founded in 1999 by Gene M. Valentino to provide debit and credit card processing services to government agencies and utilities. CSI delivers these high-quality products and services through a user-friendly gateway and reporting system that enables all users to easily integrate data and real-time reporting. CSI services several hundred state and local government agencies and utilities throughout the United States.

Bipin C. Shah, Chairman and CEO of JetPay Corporation, stated: “We are thrilled to have Gene Valentino and his team at CSI join the JetPay family. Gene is both highly creative in business as well as being an inspirational leader, with the demonstrated ability to grow an organization that provides valued and innovative solutions to his customers.” Mr. Shah further commented, “I firmly believe that more and more consumers will pay government, utility and other household bills electronically, and serving this market is one of the core ecommerce strategic pillars of JetPay. CSI will not only provide us with enhanced technology, they will also help us expand in these and similar segments, and will provide an excellent customer base and channel to offer our payroll and prepaid card services.”

“JetPay provides CSI the ability to utilize our combined technology to even further penetrate the government, not-for-profit, and utility markets, but more importantly JetPay helps us reach out into additional underserved markets because of the breadth of their unsurpassed technology,” said Gene Valentino, Chairman of CSI. “We couldn’t be happier. Since we started partnering with JetPay just over a year ago as a customer, we have found that their ability to innovate quickly while providing unmatched uptime has allowed us to grow our business even more rapidly.” Mr. Valentino continued, “This merger establishes one complete and integrated end-to-end solution for our customers to process bills and payments through the combination of CSI’s highly configurable payment gateway with JetPay’s real-time processing of credit and debit cards. We are excited to be part of the JetPay team.”

The Board of Directors of both companies have approved the transaction. The merger will be funded primarily through the issuance of shares of JetPay common stock and the assumption of debt. The transaction is expected to close in the second quarter of 2016 and is subject to customary regulatory and other closing conditions being satisfied, including approval by JetPay’s stockholders of the issuance of the JetPay shares in connection with the merger. The merger is estimated to be immediately accretive to JetPay stockholders.

About JetPay Corporation

JetPay Corporation, based in Berwyn, PA, is a leading provider of vertically integrated solutions for businesses including card acceptance, processing, payroll, payroll tax filing, human capital management and other financial transactions. JetPay provides a single vendor solution for payment services, debit and credit card processing, ACH services, payroll and human capital management needs for businesses throughout the United States. The Company also offers low-cost payment choices for the employees of these businesses to replace costly alternatives. The Company’s vertically aligned services provide customers with convenience and increased revenues by lowering payments-related costs and by designing innovative, customized solutions for internet, mobile, and cloud-based payments. Please visit www.jetpay.com for more information on what JetPay has to offer or call 866-4JetPay (866-453-8729).

About CollectorSolutions, Inc.

Since CSI’s inception in 1999, its goal has been to provide multiple methods of payment, collection, billing, and data movement with unsurpassed protection of data and funds. CSI’s core principles have always put the client’s needs and their customers’ payment preferences first. CSI understands that customers shape the payment options that clients expect CSI to provide. CSI is prepared for the ‘cashless society’. CSI’s growth this last decade was with the electronic processing of credit card, debit card, and electronic check payments. CSI’s ‘elastic’ technology platform is poised for quick adoption and adaptation of future client expectations. This exceptionally-responsive payment solution demands a sophistication that distinguishes CSI from its competition. Please visit www.collectorsolutions.com for more information on CSI’s capabilities and innovations.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. JetPay’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside JetPay’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to, (a) the possibility that the merger does not close when expected or at all; (b) the ability and timing to obtain required regulatory approvals and JetPay’s stockholder approval, and to satisfy or waive other closing conditions; (c) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or could otherwise cause the merger to fail to close; (d) the ability of JetPay and CSI to promptly and effectively integrate their respective businesses; (e) the outcome of any legal proceedings that may be instituted in connection with the transaction; (f) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed merger; (g) the ability to retain key employees of JetPay and CSI; (h) that there may be a material adverse change affecting JetPay or CSI, or that the respective businesses of JetPay or CSI may suffer as a result of uncertainty surrounding the transaction; and (i) the risk factors described under the heading “Risk Factors” in the Company’s Annual Report filed with the Securities and Exchange Commission (“SEC”) on Form 10-K for the fiscal year ended December 31, 2014, the Company’s Quarterly Reports on Forms 10-Q and the Company’s Current Reports on Form 8-K.

JetPay cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in JetPay’s most recent filings with the SEC. All subsequent written and oral forward- looking statements concerning JetPay or other matters and attributable to JetPay or any person acting on its behalf, are expressly qualified in their entirety by the cautionary statements above. JetPay cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. JetPay does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information

This communication is being made in respect of the proposed merger transaction involving JetPay and CSI. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. JetPay will file a proxy statement on Schedule 14A with the SEC in connection with the proposed transaction, which will be sent to the JetPay stockholders. Stockholders are advised to read the proxy statement when it becomes available because it will contain important information about JetPay, CSI and the proposed transaction. JetPay may also file other documents with the SEC regarding the proposed transaction with CSI. When filed, these document and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing JetPay’s website at http://www.jetpay.com/corp-investor-relations.php. Alternatively, these documents, when available, can be obtained free of charge from JetPay upon written request to JetPay Corporation, Attn: Investor Relations, 1175 Lancaster Avenue, Suite 200, Berwyn, Pennsylvania 19312. JetPay Corporation and CSI and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the JetPay stockholders in connection with the proposed transaction. Information about these participants may be found in the definitive proxy statement of JetPay relating to its 2015 Annual Meeting of Stockholders filed with the SEC on July 2, 2015. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.

JetPay Corporation		JetPay Corporation
Peter B. Davidson		Gregory M. Krzemien
Vice Chairman and Corporate Secretary	-or-	Chief Financial Officer
(484) 324-7980		(484) 324-7980
Peter.Davidson@jetpaycorp.com		Gkrzemien@jetpaycorp.com